"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



ORKLA





P.O.Box 423 Skøyen, N-0213 O
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Ref.: Ellen Ronæss, Shareholder Services, Telephone: +47 22 54 4430

Date: 6 March 2006

ORK – Trade subject to notification - options

On 6 March 2006, in connection with Orkla`s option programme, 4 000 options were exercised at a strike price of NOK 130.

A total of 1 629 743 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 350 000 underlying shares in the hedge position related to the remaining 348 500 synthetic options of the cash bonus programme.

Orkla holds 1 845 942 of its own shares.

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL